UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 333-155412

JBS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒      Form 40-F:  ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice to the Shareholders (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2024

JBS S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Chief Financial and Investment Relations Officer

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